04004992

SECURITI ... ISSION
... ashington, D.C. 20549

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RECD S.E.C. MAR - 1 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY Investment Center Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Lupo **(212) 237-0715**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Lupo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Investment Center Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Frank Lupo

Signature

V.P.

Title

Notary Public

MERLE Y. SMITH
Notary Public, State of New York
No. 01SM6075004
Qualified in New York County
Commission Expires May 27, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Investment Center Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditor's Report

The Stockholder of
BNY Investment Center Inc.

We have audited the accompanying statement of financial condition of BNY Investment Center Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BNY Investment Center Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
Ernst + Young LLP

February 19, 2004

BNY Investment Center Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 5,855,503
Securities owned, at market value	9,950,000
Commissions receivable	2,308,299
Other assets	268,350
Total assets	$ 18,382,152
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 1,770,516
Taxes payable	494,863
Other liabilities and accrued expenses	944,081
Total liabilities	3,209,460
Stockholder's equity:	
Common stock, $1 par value:	
1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	124,000
Retained earnings	15,047,692
Total stockholder's equity	15,172,692
Total liabilities and stockholder's equity	$ 18,382,152

The accompanying notes are an integral part of these financial statements.

BNY Investment Center Inc.

Statement of Income

Year ended December 31, 2003

Revenues	
Commissions	$ 29,638,394
Dividends	80,999
Interest	44,476
Other	2,400
Total revenues	29,766,269
Expenses	
Compensation and benefits	13,198,135
Service fees	3,065,532
Occupancy and equipment rental	507,489
Professional services	111,280
Other	873,203
Total expenses	17,755,639
Income before income taxes	12,010,630
Provision for income taxes	5,122,066
Net income	$ 6,888,564

The accompanying notes are an integral part of these financial statements.

BNY Investment Center Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 1,000	$124,000	$ 18,159,128	$ 18,284,128
Dividend paid	-	-	(10,000,000)	(10,000,000)
Net income	-	-	6,888,564	6,888,564
Balance at December 31, 2003	$ 1,000	$124,000	$ 15,047,692	$ 15,172,692

The accompanying notes are an integral part of these financial statements.

BNY Investment Center Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 6,888,564
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in securities owned, at market value	10,000,000
Increase in commissions receivable	(186,931)
Decrease in deferred tax asset	92,943
Increase in other assets	(46,183)
Increase in accrued compensation and benefits	627,291
Decrease in taxes payable	(2,359,355)
Increase in other liabilities and accrued expenses	390,231
Net cash provided by operating activities	15,406,560
Cash flows from financing activities	
Dividends paid	(10,000,000)
Cash flows used for financing activities	(10,000,000)
Net increase in cash	5,406,560
Cash at beginning of year	448,943
Cash at end of year	$ 5,855,503
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid to The Bank of New York during the year for income taxes	$ 7,388,478

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BNY Investment Center Inc. (the "Company"), a New York corporation, is a wholly-owned subsidiary of The Bank of New York (the "Bank"), which is a wholly-owned subsidiary of The Bank of New York Company, Inc. ("BNY"), a financial holding company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is an agency brokerage firm, which serves the Bank's retail banking customers. The Company specializes in the sale of mutual funds, unit investment trusts and annuities and provides discount brokerage services to its clients.

Beginning July 1, 2003, the clearing and depository operations for the Company's clients are provided by Pershing LLC ("Pershing") on a fully-disclosed basis. Pershing is an affiliate of the Company and wholly-owed subsidiary of the Bank. Prior to that date clearing and depository operations were provided by BNY Clearing, which is also an affiliate of the Company.

2. Significant Accounting Policies

Securities Transactions

Commission revenues derived from security transactions with clients are reflected in the statement of income on a trade date basis.

Securities owned are recorded on a trade date basis and are valued at market with the resulting unrealized gains and losses included in net income. At December 31, 2003, securities owned consisted primarily of an investment in a money market mutual fund managed by BNY Hamilton Funds, Inc. ("BNY Hamilton"), an affiliate of BNY.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition including cash, receivable, securities owned, certain other assets and certain other liabilities approximate their carrying value.

3. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

3. Income Taxes (continued)

The provision for income taxes consists of the following for the year ended December 31, 2003:

Current:	
Federal	$ 3,573,593
State and local	1,411,066
Deferred:	
Federal	137,407
State and local	-
Total provision for income taxes	$ 5,122,066

The deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a deferred tax liability of $46,265. The deferred tax liability is principally attributable to reserves.

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the effect of state and local taxes.

4. Transactions with Customers

For transactions in which the Company, through Pershing, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and Pershing monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, there were no amounts to be indemnified to Pershing for these customer accounts.

5. Related Party Transactions

During the year, the Company had entered into fully-disclosed clearing agreements with BNY Clearing and Pershing for the carrying of retail customer accounts and clearance of brokerage transactions. The Company receives commission revenue, which is reported as commissions in the statement of income. For the year ended December 31, 2003, the Company earned $4,137,668 and $4,271,693 from BNY Clearing and Pershing, respectively, under these agreements. For the year ended December 31, 2003, the Company paid $349,742 and $430,276 to BNY Clearing and Pershing, respectively, for clearing and administrative services provided to the Company, which are included in service fees in the statement of income. As of December 31, 2003, the Company had $583,968 of commissions receivable from Pershing, which is included in commissions receivable in the statement of financial condition.

The Company utilizes the offices and facilities of the Bank and is allocated a charge for their usage, which amounted to $424,308 for the year ended December 31, 2003 and is included in occupancy and equipment rental in the statement of income. In addition, the Bank allocated other administrative expenses of $164,916 to the Company for the year ended December 31, 2003, which is included in service fees in the statement of income.

At December 31, 2003, the Company had $9,950,000 in securities owned which are invested in a money market mutual fund managed by BNY Hamilton. For the year ended December 31, 2003, the Company earned $80,999 in dividend income from its investment in the BNY Hamilton mutual fund. As of December 31, 2003, the Company has $4,189 of dividend receivable from BNY Hamilton Mutual Fund.

6. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange (the "Exchange"), Inc. and the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1. The Exchange and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of approximately $13,536,609 which was $13,322,646 in excess of the amount required to be maintained at that date.

6. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

7. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify Pershing for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2003, no liability was required related to such indemnification.

8. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan ("the Plan") sponsored by the Bank, which is composed of a 401(k) match program. Required contributions under the Plan were paid by the Bank, and no expense was charged to the Company.

Supplemental Information

BNY Investment Center Inc.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital		
Total stockholder's equity		$15,172,692
Nonallowable assets:		
Receivable from affiliates	$ (588,157)	
Other assets	(268,350)	
Other deductions	(83,076)	
Total nonallowable assets		(939,583)
Net capital before haircuts on security positions		14,233,109
Haircuts on securities		(696,500)
Net capital		$13,536,609
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 3,209,460
Computation of basic net capital requirements		
Minimum net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)		$ 213,963
Excess net capital		$13,322,646
Ratio of aggregate indebtedness to net capital		.24 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA FOCUS Report as of December 31, 2003, as amended.

BNY Investment Center Inc.

Statement Regarding SEC Rule 15c3-3
of the Securities and Exchange Commission
Computation for Determination of Reserve Requirements

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditor's Supplementary Report on Internal Control

The Stockholder of
BNY Investment Center Inc.

In planning and performing our audit of the financial statements of BNY Investment Center Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2004